UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 16, 2005 (June 10, 2005)

Behringer Harvard REIT I, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Maryland	**000-51293**	**68-0509956**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

**15601 Dallas Parkway, Suite 600, Addison, Texas
75001**

(Address of principal executive offices)

(Zip Code)

(866) 655-1605

(Registrant's telephone number, including area code)

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.01   Completion of Acquisition or Disposition of Assets

On June 10, 2005, Behringer Harvard REIT I, Inc. (which may be referred to as the "Registrant," "we," "our" and "us") acquired a thirteen-story office building containing approximately 436,342 rentable square feet located on approximately 0.9 acres of land in St. Paul, Minnesota ("Lawson Commons") through Behringer Harvard Lawson Commons, LLC, a wholly-owned subsidiary of Behringer Harvard Operating Partnership I LP, our operating partnership. The total contract purchase price of Lawson Commons, exclusive of closing costs and initial escrows, was $84,500,000. We paid the full amount from proceeds of our offering of our common stock to the public.

The purchase price for the transaction was determined through negotiations between the Lawson Commons seller, Rice Park Associates, LLC, an unrelated third party (the "Seller"), and Behringer Advisors LP, our advisor, and its affiliates. In evaluating Lawson Commons as a potential acquisition and determining whether the amount of consideration to be paid was appropriate, a variety of factors were considered, including overall valuation of net rental income (defined as revenues from the tenants from rent and expense reimbursements less Lawson Commons' actual operating expenses), expected capital expenditures, costs of physical plant maintenance, location, environmental issues, demographics, tenant mix, quality of tenants, length of leases, price per square foot and occupancy. Our advisor believes that Lawson Commons is well located, has acceptable roadway access, attracts high-quality tenants, is well maintained, adequately insured and has been professionally managed.

Lawson Commons, which was constructed in 1999, is approximately 99% leased. Lawson Commons currently has two major tenants: Lawson Associates, Inc. and St. Paul Fire and Marine Insurance Company.

Lawson Associates, Inc. is an international provider of business process software solutions that leases 297,641 square feet for an annual rent of $4,390,205 under a lease that expires in July 2015, with two five-year renewal options available.

St. Paul Fire and Marine Insurance Company is a property liability insurance underwriting company that leases 103,470 square feet for an annual rent of $1,552,050 under a lease that expires in July 2006. The Seller has agreed to master lease this space for five years commencing on August 1, 2006 for an annual rent of $1,448,580, subject to certain terms and conditions.

HPT Management Services LP (the "Lawson Commons Property Manager"), our affiliate, has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of Lawson Commons. Among other things, the Lawson Commons Property Manager has the authority to negotiate and enter into leases of Lawson Commons on our behalf (in substantial conformance with approved leasing parameters and the operating plan), to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. The Lawson Commons Property Manager has subcontracted certain of its on-site management services to Frauenshuh Companies.

As compensation for its property management services, the Lawson Commons Property Manager or its affiliates is entitled to reimbursements for its out-of-pocket costs and on-site personnel costs and the following compensation:

1.   A property management fee equal to 3% of the monthly gross revenues from Lawson Commons.

2.   An annual asset management fee equal to 0.6% of the asset value.

Item 9.01   Financial Statements and Exhibits.

(a) Financial Statements of Business Acquired.

Because it is impracticable to provide the required financial statements for the acquired real property described above at the time of this filing, and no financial statements (audited or unaudited) are available at this time, we hereby confirm that the required financial statements will be filed on or before August 26, 2005, by amendment to this Form 8-K, which date is within the period allowed to file such an amendment.

(b) Pro Forma Financial Information.

See Paragraph (a) above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BEHRINGER HARVARD REIT I, INC.

Dated: June 16, 2005   By: /s/ Gary S. Bresky
                                     Gary S. Bresky
                                     Chief Financial Officer